SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 16, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on April 16, 2013.

ING announces price range and size of offering for proposed IPO of ING U.S.

ING announced today that ING U.S., Inc., its U.S.-based retirement, investment and insurance business, has filed a preliminary prospectus with the U.S. Securities and Exchange Commission (SEC) in connection with its proposed Initial Public Offering (IPO).

The proposed IPO will consist of both a primary component offered by ING U.S. and a secondary component offered by ING Group, both at a currently estimated price range of USD 21.00 to USD 24.00 per share. Based on this price range, the total offering would be USD 1.4 billion to USD 1.5 billion in size, including USD 0.6 billion in primary proceeds for ING U.S. and between approximately USD 0.8 billion and USD 0.9 billion in proceeds from the secondary offering for ING Group. The proposed IPO would reduce the ownership of ING Group in ING U.S. to 75%.

The underwriters have the option to purchase an additional number of ING U.S. shares from ING Group at the initial public offering price, corresponding to a maximum of 15% of the total number of shares offered in the proposed IPO. Fully exercising this overallotment option would further reduce ING Group’s remaining stake in ING U.S. to approximately 71%.

ING Group intends to use the proceeds from the secondary offering for the reduction of Group core debt. The USD 1.5 billion contingent funding facility currently in place between ING U.S. and ING Bank N.V. will also be cancelled upon completion of this offering.

The offering announced today will not impact the profit and loss account of ING Group, as ING U.S. will continue to be fully consolidated by ING Group. Upon completion, and excluding the overallotment option, this offering would have a negative impact of approximately EUR 1.6 billion (at the midpoint of the estimated price range) on the Shareholders’ equity of ING Group. This reflects the difference between the net proceeds of this offering to ING Group and the estimated IFRS book value of the 25% stake divested through this offering at IPO. This offering will not have a material impact on the regulatory capital of either ING Insurance or ING Bank.

As previously announced, ING Group is divesting its insurance and investment management businesses as part of a restructuring programme agreed with the European Commission. The base case for the divestment of ING U.S. is through an IPO as described in this announcement. Following the proposed IPO, ING intends to divest its remaining stake in ING U.S. over time, as previously agreed with the European Commission. The sale of any remaining shares is subject to a lock-up period of 180 days from the publication of the final prospectus.

ING U.S. is in the process of preparing its consolidated U.S. GAAP financial statements for the quarter ended 31 March 2013, and has included in the prospectus preliminary qualitative statements on its first quarter results. Based on preliminary estimates and subject to completion of its financial closing procedures, ING U.S. expects the quarter’s operating earnings before income taxes for the Ongoing Business to be materially consistent with the trends previously disclosed in the registration statement and reflecting continued execution on its business development and performance goals. The preliminary prospectus notes that ING U.S.’s Closed Block Variable Annuity equity hedge program focuses on protecting regulatory and rating agency capital rather than earnings, and will generate losses when equity markets increase. Given the significant equity market appreciation during the first quarter of 2013, which is economically a positive for ING U.S. over the long term, as well as the impact of non-performance risk, ING U.S. may incur a net loss on a Company consolidated basis. This summary is not a comprehensive statement of the financial results of ING U.S. for this period, and actual results may differ materially from these estimates due to the completion of financial closing procedures, final adjustments and other developments that may arise between now and the time that the consolidated financial statements for this period are issued. ING U.S. expects to be in a position to supplement this summary with further information regarding its results prior to the pricing of this offering.

Morgan Stanley & Co. LLC, Goldman, Sachs & Co., and Citigroup Global Markets Inc. are acting as active joint book-running managers for the offering. The offering of the ING U.S. shares will be made only by means of a prospectus. Copies of the prospectus relating to the offering may be obtained for free from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, email: prospectus@morganstanley.com, telephone: +1 (866) 718-1649; Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: +1 (866) 471-2526, facsimile: +1 (212) 902-9316 or by emailing prospectus-ny@ny.email.gs.com; and Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (telephone: +1 (800) 831-9146).

The registration statement relating to these securities has been filed with the US Securities and Exchange commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. A copy of the registration statement may be obtained by visiting the SEC website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, any securities, nor shall there be any offer, solicitation or sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Press enquiries	Investor enquiries

ING Group: Victorina de Boer	ING Group: Investor Relations
+31 20 57 66373	+31 20 57 66396
VIctorina.de.Boer@ing.com	Investor.Relations@ing.com

ING U.S.: Dana E. Ripley	ING U.S.: Darin Arita
+1 212 309 8444	+1 212 309 8999
Dana.Ripley@us.ing.com	Darin.Arita@us.ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained or referenced herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: April 16, 2013